Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					June 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$201,159	$220,218	$234,647	$253,455	$259,894	$265,473
Interest applicable to rentals	6,578	6,002	5,445	5,238	5,534	4,526

Total fixed charges, as defined	207,737	226,220	240,092	258,693	265,428	269,999

Preferred distributions, as defined (a)	12,638	12,638	12,638	12,672	9,325	3,007

Combined fixed charges and preferred distributions, as defined	$220,375	$238,858	$252,730	$271,365	$274,753	$273,006

Earnings as defined:
Net Income	$675,527	$440,058	$414,126	$446,022	$446,639	$576,480
Add:
Provision for income taxes:
Total Taxes (Benefit)	(280,475)	(76,306)	138,696	185,052	178,671	46,656
Fixed charges as above	207,737	226,220	240,092	258,693	265,428	269,999

Total earnings, as defined	$602,789	$589,972	$792,914	$889,767	$890,738	$893,135

Ratio of earnings to fixed charges, as defined	2.90	2.61	3.30	3.44	3.36	3.31

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.74	2.47	3.14	3.28	3.24	3.27

_______________________
(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.